Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

January 15, 2020

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street N.E. Washington D.C. 20549 Attn: Jeffrey Gabor
Re:	OpGen, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed December 20, 2019 File No. 333-234657

Ladies and Gentlemen:

We are providing this response letter on behalf of OpGen, Inc. (the “Company” or “OpGen”) with respect to the Staff’s comment letter dated January 10, 2020, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, we are also filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed December 20, 2019

Curetis’ Business
Curetis’ Partnering and Collaboration Agreement, page 139

1.	We note that on September 16, 2019, Ares Genetics entered into a multi-phase partnership with an undisclosed leading global in vitro diagnostics corporation. Please identify the undisclosed party and to the extent material, disclose the up-front option fee. In the alternative, tell us why you believe you are not required to identify the party and the upfront option fee.

United States Securities and Exchange Commission

January 15, 2020

RESPONSE: We have revised the disclosure on pages 125, 142 and 154 of Amendment No. 2 to disclose the amount of the up-front option fee. With respect to the undisclosed party, Section 16.6 of the Technology and Evaluation Agreement with the undisclosed party prohibits either party from using the name of the other party without prior written consent. It was a condition precedent to entering into the Technology and Evaluation Agreement that Curetis agree to maintain the confidentiality of the party. Such confidentiality is of the utmost importance in order for such other party to maintain a competitive advantage with regard to its strategic decisions. As a result, the public disclosure of such party would be a breach of the Technology and Evaluation Agreement and would likely result in the termination of such collaboration. In addition, we do not believe the identity of the party is material to investors, as we have disclosed the material terms of the collaboration as well as a description of the other party.

Acquisition Agreements, page 143

2.	We note your response to prior comment 14. For your GEAR asset acquisition, please expand your disclosure to include the aggregate future potential milestone payments.

RESPONSE: We have revised the disclosure on page 143 of Amendment No. 2 to disclose the aggregate future potential milestone payments.

Patents, page 160

3.	We note that the opposition proceedings against the European Patent EP 2 571 976 B1 was lost by Curetis GmbH and the corresponding patent was revoked. Please disclose whether the loss of this patent would have a material negative impact on the conduct of your business and identify the applicable products and/or technologies that would be impacted.

RESPONSE: We have updated the disclosure on page 160 of Amendment No. 2 to disclose that the loss of such patent is not expected to have a material business impact on Curetis.

Unaudited Interim Condensed Combined Statement of Operations and Other Comprehensive Loss for Curetis Business, page F-39

4.	While you have provided updated interim information as of September 30, 2019 for Curetis Business in your pro forma financial statements here, we note that you have not provided the complete interim financial statements including footnotes as of September 30, 2019 for Curetis Business. Tell us how you determined that it was appropriate not to update the Curetis Business interim financial statements to be consistent with the information provided in your pro forma presentation. Identify the guidance you considered in reaching your conclusion.

United States Securities and Exchange Commission

January 15, 2020

RESPONSE: We respectfully acknowledge the Staff’s comment. In conjunction with the advisors of the Company and Curetis N.V., we determined that the interim financial statements for the Curetis Business were not required to be updated to be consistent with the information provided in the pro forma presentation pursuant to the guidance provided by Section 6220.4(b) of the SEC Financial Reporting Manual. Section 6220.4(b) of the SEC Financial Reporting Manual states that “[t]he age requirements in Item 8 of Form 20-F also apply to the financial statements of . . . foreign target businesses required in Form S-4 or Form F-4.” The age requirements of Form 20-F, including Item 8.A.5 of Form 20-F, provide that the interim financial statements should cover a period of at least the first six months of the financial year when the document is dated more than nine months after the end of the last audited financial year. Accordingly, we have provided the IFRS interim financial statements of the Curetis Business as of June 30, 2019, and for the six month periods ended June 30, 2019 and 2018, consistent with Item 8.A.5 of Form 20-F.

The Company also notes that, Section 6220.8(b) of the SEC Financial Reporting Manual acknowledges that the “[a]pplication of the age of financial statement rules may require the foreign target company to include in a Form S-4 a period in the pro forma information that would be more current than its separate historical financial statements.” Therefore, we updated the information relating to the Curetis Business included in the pro forma financial information, but not the historical Curetis Business interim financial statements.

In addition, the Curetis Business does not and has not ever prepared nine month interim financial statements as Curetis N.V. is not required to do so under its home country reporting requirements, and the carved out Curetis Business financial statements are prepared solely for purposes of this Form S-4. The preparation of nine month interim financial statements for the Curetis Business would cause undue hardship and is likely impracticable for the Company and Curetis to accomplish.

Please contact Timothy C. Dec, the Chief Financial Officer of the Company, at (240) 813-1273, or me at (215) 864-8631, if you have any questions about our response.

Very truly yours,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/lrk

cc:	Evan Jones Oliver Schacht, Ph.D. Scott Sonnenblick